Exhibit 99.3

FORM 6

CERTIFICATE OF COMPLIANCE

TO:     CANADIAN SECURITIES EXCHANGE (the “CSE”)

Curaleaf Holdings, Inc. (the “Listed Issuer”) hereby certifies to the CSE that the Listed Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in Policy 1).

Date:	October 5, 2021

Signed:	(signed) “Peter Clateman”
(Signature)

Peter Clateman
(Print Name)

Chief Legal Officer
(Print Office)

FORM 6 – CERTIFICATE OF COMPLIANCE

January 2015